

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 14, 2009

By Facsimile and U.S. Mail
Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121

RE: Vanda Pharmaceuticals, Inc.
Preliminary Proxy Statement Filed on April 7, 2009
Filed by Tang Capital Partners LP, Tang Capital Management LLC,
Kevin C. Tang and Andrew D. Levin, M.D., Ph.D.
File No. 1-3486

Dear Mr. Tang:

We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement referenced above.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A
General

1. Please fill in all blanks in the proxy statement.

2. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Background and Reasons for The Solicitation, page 3

3. The background description of the contacts between you and Vanda leading up to this solicitation is material information with respect to this solicitation. Therefore, please expand your disclosure concerning your discussions with the company and its board with regards to the strategic direction of the company. For example, please specify the approximate dates of your contact with the company and describe the form of the communication(s) (e.g., letter, e-mail, telephone, in person, etc.). If you attempted to contact the Company and did not receive a response, or vice versa, so indicate. In addition, describe the specifics of any discussions between the parties, providing sufficient background as necessary to make the context clear as necessary.

Proposal 1 – Election of Directors, page 7

4. Please explain in sufficient detail why you are seeking Vanda shareholders to vote for your nominees. In particular, why do you wish the Company to cease operations and distribute its assets to the shareholders? What other actions will your nominees advocate for if they cannot persuade the majority of the directors to support liquidation?

5. We note your disclosure that you reserve the right to nominate additional persons. Please revise to address whether any advance notice provisions affect your ability to designate other nominees.

6. Pursuant to Item 5 of Schedule 14A, you are required to describe the interests of the participants (both direct and indirect) in this solicitation. We note that you (Kevin Tang) serve as a director of two other pharmaceutical companies. Do these companies compete or operate in the same segments as the Company? How will you handle any potential conflicts of interest? (or if you believe no such conflicts exist, explain why not).

Proposal 2 – Stockholder Resolution, page 9

7. Clearly disclose in this section that you are the authors of this proposal (as opposed to soliciting in favor of a proposal submitted by another shareholder of the Company). You disclose this on the cover page, but it should be stated here, where you describe the proposal in greater detail.

Solicitation of Proxies, page 10

8. It appears that you intend to solicit proxies via mail, telephone, publication and electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9. We note your disclosure that you <u>may</u> without seeking further approval of Vanda's stockholders seek reimbursement of the solicitation expenses from the Company. Please explain under what circumstances you would or would not do so.

Form of Proxy Card

10. Revise to include disclosure in boldface type that the proxy is not solicited on behalf of the board of directors of Vanda Pharmaceuticals. Refer to Rule 14a-4(a).

11. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

* * *

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions